Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tencent Music Entertainment Group

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 1698)

(NYSE Stock Ticker: TME)

NOTICE OF BOARD ACTION AND
DATE OF PUBLICATION OF SECOND QUARTER
RESULTS ANNOUNCEMENT

The board of directors of Tencent Music Entertainment Group (the “Company”) will consider and vote on, among other matters, our unaudited results and announcement for the three months and six months ended June 30, 2025 (the “Second Quarter Results Announcement”) on Monday, August 11, 2025.

We will upload the Second Quarter Results Announcement to the website of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) at www.hkexnews.hk and the Company’s website at https://ir.tencentmusic.com on Tuesday, August 12, 2025 (Hong Kong Time), after the trading hours of the Hong Kong market and before the opening of the U.S. market.

By Order of the Board
Tencent Music Entertainment Group
Cussion Kar Shun Pang
Executive Chairman

Hong Kong, July 15, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Cussion Kar Shun Pang, Mr. Zhu Liang, Ms. Min Hu, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin and Mr. Wai Yip Tsang as directors, and Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan as independent directors.